

March 26, 2014

Via E-mail
Mr. Ronald E. Pipoly, Jr.
Chief Financial Officer
Amtrust Financial Services, Inc.
59 Maiden Lane, 43rd Floor,
New York, NY   100038

> **Re: Amtrust Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-33143**

Dear Mr. Pipoly:

We have reviewed your March 3, 2014 response to our February 14, 2014 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
2. Significant Accounting Policies
Ceding Commission Revenue, page F-10
Income Taxes, page F-15

1. Please refer to your responses to prior comments 3 and 4. The reclassification of ceding commission revenues to net them against acquisition costs and other expenses and the reclassification from general and administrative expenses to income tax provision resulting from utilization of the Luxembourg equalization reserve appear to be material. For example, it appears that adjustments to total revenues, income before income taxes and equity in earnings of unconsolidated subsidiaries, and the provision for income taxes exceeded 10% of these consolidated statements of income line items after the reclassications for the years ended December 31, 2011 and 2012, and exceeded 10% of total revenues and provision for income taxes after the reclassifications for the year ended December 31, 2010. It is not clear why these reclassifications are not corrections of errors under ASC 250-10-45. Please provide us with a complete materiality analysis to support your conclusion for each of the

three years. Refer to SAB Topic 1:M (SAB 99).

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant